

Mail Stop 4628

July 3, 2018

<u>Via E-mail</u>
Patrick de La Chevardière
Chief Financial Officer
Total S.A.
2, place Jean Miller
La Dèfense 6
94200 Courbevoie
France

>   **Re: Total S.A.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2017**
>   **Filed March 16, 2018**
>   **File No. 1-10888**

Dear Mr. de La Chevardière:

   We refer you to our comment letter dated May 23, 2018 regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Cecilia Blye
>
>   Cecilia Blye, Chief
>   Office of Global Security Risk

cc: Krystian Czerniecki, Esq.
       Sullivan & Cromwell LLP

       John Reynolds
       Assistant Director